Exhibit 99.1

August 7, 2009	TSX: QC NYSE-AMEX/AIM: QCC

QUEST CAPITAL REPORTS SECOND QUARTER 2009 RESULTS

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), a Canadian Mortgage Investment Corporation (“MIC”), today reported its financial results for the three and six months ended June 30, 2009, including solid progress in monetizing its loan portfolio.
“We’re pleased with the progress made to date this year in the context of challenging credit and real estate markets,” said A. Murray Sinclair, Quest Chairman. “As a result of adjusting our focus, we were able to monetize $25 million in loans during the quarter, eliminate bank debt, improve liquidity and strengthen our asset management capabilities. While we still have much work to do, and realistically face the potential for additional loan losses, we begin the third quarter with a lower cost base and confidence in our ability to realize value from our portfolio, protect shareholders’ equity and manage through this stage of the economic cycle.”

SECOND QUARTER RESULTS

·     $25 million of loans were monetized.  This represents 5 loans repaid in full and 4 partial repayments, including the sale of foreclosed property valued at $4.4 million, reflecting the successful application of the Company’s monetization strategy, and management’s self-imposed restriction on new loans
·     Debt-facility-and-preferred-share-liability to equity ratio was 0.13 to 1 at June 30, 2009 a significant improvement from the ratio of 0.22 to 1 a year earlier
·     Net interest income was $3.9 million compared to $10.8 million a year ago reflecting a reduction in performing loans upon which interest is recognized
·     For the first time in 22 quarters, the Company was unprofitable due to a specific loan loss provision of $5.9 million (4 cents per share) compared to $nil in 2008 as well as $1.5 million in reorganization costs ($nil in 2008). Net loss was $4.3 million (3 cents per share) compared to net income of $7.5 million (5 cents per share) a year earlier.

SIX MONTH RESULTS

·     Net interest income was $10.5 million compared to $21.5 million a year ago

·     Net loss was $2.9 million (loss of 2 cents per share) including a specific loan loss provision of $8.5 million (6 cents per share) and reorganization costs of $1.5 million (1 cent per share) compared to net income of $14.6 million (10 cents per diluted share) a year ago

·     Shareholders’ equity at June 30, 2009 was $291 million, unchanged since year end 2008

·     Book value per share at June 30, 2009 was $1.94 compared to $1.98 at December 31, 2008.

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941

CREDIT QUALITY

As anticipated due to weak economic and credit market fundamentals during the first six months of 2009, the Company had impaired loans of $162 million to 17 borrowers compared to $114 million (15 borrowers) at March 31, 2009 and $12 million at June 30 2008. Remedial action has been taken on each impaired loan. On 12 of these loans totaling $95 million, specific reserves in the amount of $20 million have been provided.  This represents an increase in reserves of approximately $5.8 million since March 31, 2009 and primarily relates to specific reserves to four borrowers, offset by the sale of foreclosed property. Management has not provided for the remaining loans because the estimated net realizable value of their collateral is in excess of the carrying value.

DIVIDENT POLICY AND TAX LOSS CARRY FORWARD

At June 30, 2009, there were $13.5 million of tax losses carried forward which may be utilized further in 2009 and future years to offset taxable income. Quest did not have taxable income in the second quarter of 2009 nor was the Company able to utilize its tax losses carried forward. Accordingly, the Company did not declare a quarterly common share dividend on June 30, 2009. Quest will not be paying a dividend on its common shares until it has utilized all of its tax losses and at this time, under the current economic circumstances, Quest cannot reasonably determine the precise timing, in the short term, of the utilization of its tax loss carry forwards.

OUTLOOK

“Canadian credit and real estate markets are showing modest improvements with forecasters suggesting stronger economic growth in 2010,” said Brian Bayley, Quest President and CEO. “However, many of our borrowers remain challenged in finding take-out financing and as a result, risk of loan impairments remains above average. For that reason, Quest will continue to concentrate on curing impaired loans, collecting outstanding receivables, reducing preferred share liability and managing costs.  We expect to make significant progress in these regards especially as we head towards the end of the year. We’re confident that this is the right formula for preserving capital and realizing shareholder value.”

Jim Grosdanis, CFO added “Quest continues to monetize its loan portfolio and subsequent to June 30, 2009, Quest collected a further $7 million in this regard and the Company is also actively negotiating offers on several of its loans.   With our on going loan remediation progress, Quest intends to pay future declared dividends on its preferred shares in cash.”

CONFERENCE CALL

A conference call will be hosted by A. Murray Sinclair, Chairman, and Jim Grosdanis, Chief Financial Officer.  It will begin at 11:00 am Eastern Daylight Savings Time on August 10, 2009 and can be accessed by dialing (416) 644-3422.  The call will be recorded and a replay made available for one week ending Monday, August 17, 2009 at midnight. The replay can be accessed about one hour after the call by dialing (416) 640-1917 and entering passcode 21311672 followed by the number sign.

ABOUT QUEST

Quest’s expertise is in providing financing for the real estate sector with an emphasis on residentially-oriented mortgages.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

CONTACTS

A. Murray Sinclair, Chairman
or
Jim Grosdanis, Chief Financial Officer
(P): (604) 687-8378                (Toll Free): (800) 318-3094

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.